February 2, 2007

Mr. Paul Cline
Senior Accountant
Office of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC

Re: Cascade Financial Corporation Form 10-K for the Year Ended December 31, 2005

Dear Mr. Cline,

In reply to the Staff’s comment letter dated January 25, 2007, we submit the following:

Note 7-Junior Subordinated Debentures Payable (Trust Preferred Securities) page 35

We note your response to comment 1 of our letter dated January 4, 2007. Please provide us with the SAB 99 analysis used to conclude the use of the short-cut method would not have a material effect on your financial statements from a qualitative or quantitative standpoint on a quarterly and annual basis since the initiation of the swap in October 2003 to its termination in December 2006.

Response:

In assessing materiality on both a qualitative and quantitative basis, we considered the difference between the amounts reported and the amounts that would have been reported had the hedged accounting not been utilized. The information below summarizes the magnitude of the impact on key balance sheet and income statement items for each reporting period. We believe that the impact of not using the short-cut method to determine the effectiveness of this fair value hedge had no material impact on our financial statements.

The Company considered the guidance provided by SAB No. 99 and SAB 108 in the evaluation of materiality with particular consideration to Financial Accounting Concept No. 2, as to whether there exists a significant likelihood that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item.

The nature of the issue and circumstances in assessing the qualitative factors impacting materiality included:

•
The Company followed industry practice in its hedge accounting for the swap associated with the TPS and the accounting issues just recently arisen from a more complete and recent interpretation of the complex provisions of FAS 133, regarding this type of hedge.

•
The transaction was explained in detail including the resultant mark to market gains or losses in the Footnote dealing with derivative activities in our Form 10-K in the years 2003-2005, and shall be included in the 2006 Form 10-K as well. The Company disclosed the potential accounting issue and its request for SEC guidance on the issue, in its Form 10-Q for September 30, 2006.

•	The determination of fair value of the swap is subject to a high degree of estimation. The fair value is derived from a financial model provided by a major derivatives trading firm.

•	The swap had been highly effective at hedging the changes in fair value of the TPS, irrespective of the accounting treatment.

•	The accounting treatment was not designed to misstate the Company financial statements or otherwise influence the users of the financial statements.

•
The accounting treatment does not effect the Company’s compliance with any regulatory requirements, loan covenants, or other contractual requirements, did not have an impact on management’s compensation, did not change any net income gains to losses, and did not conceal an unlawful transaction.

•	The accounting treatment would not reasonably be expected to influence market reaction.

•	A correction or change in the accounting treatment for the swap has a minor impact on individual financial statement line items.

The use of the short-cut method to determine the effectiveness of this fair value hedge had no material quantitative impact on our annual financial statements compared to recognizing gains or loss on the derivative position through the income statement.

An assessment of the quantitative factors impacting materiality is as follows:

The table below compares the Company’s reported income to pro forma net income as if the fair value gains and losses on the interest rate swap were recognized through the income statement. In no year does the change in income exceed 1%. In two of the four years, 2005 and 2006, the annual EPS would have been impacted, but only by 1 cent in each year and the changes would have cancelled each other out.

Annual Analysis—Income Statement; Rollover Method:

	Fair Value TPS Swap	Annual Change in Fair Value	After Tax Impact	Annual Net Income	% Change in NI	Annual Diluted Shares	Annual EPS	ADJ. EPS	% Change in EPS

12/31/03	$(97,836)	$(97,836)	$(63,593)	$9,598,566	-0.7%	10,576,879	$0.90	$0.90	-0.3%
12/31/04	(11,168)	86,668	56,334	10,784,641	0.5%	11,595,290	0.93	0.93	0.7%
12/31/05	(252,539)	(241,371)	(156,891)	13,046,133	-1.2%	12,319,873	1.06	1.05	-1.3%
12/31/06	(151,000)	101,539	66,000	13,355,259	0.5%	12,363,198	1.08	1.09	0.5%

Note: The $151,000 loss was recognized through the income statement when the swap was terminated in 12/06.

Annual Analysis—Income Statement; Iron Curtin Method

	Fair Value TPS Swap	After Tax Impact	Annual Net Income	% Change in NI	Annual Diluted Shares	Annual EPS	ADJ. EPS	% Change in EPS

12/31/03	$(97,836)	$(63,593)	$9,598,566	-0.7%	10,576,879	0.90	0.90	-0.6%
12/31/04	(11,168)	$(7,259)	10,784,641	-0.1%	11,595,290	0.93	0.93	-0.1%
12/31/05	(252,539)	$(164,150)	13,046,133	-1.3%	12,319,873	1.06	1.05	-1.3%
12/31/06	(151,000)	$(98,150)	13,355,259	-0.7%	12,363,198	1.08	1.07	-0.8%

Quarterly Analysis; Rollover Method:

Date	Mark to Market TPS Swap	QTR Change in Fair Value	After Tax Impact		QTR Net income	% Change in NI	QTR Diluted Shares	QTR EPS	ADJ QTR EPS	% Change in EPS

12/31/03	$(97,836)		$	$ (63,593)	$2,502,411	-2.5%	10,577,293	$0.24	$0.23	-2.5%
03/31/04	(97,002)	834		542	2,574,074	0.0%	10,773,991	0.24	0.24	0.0%
06/30/04	(229,863)	(132,861)		(86,360)	2,283,872	-3.8%	11,144,633	0.20	0.20	-3.8%
09/30/04	30,969	260,832		169,541	3,103,184	5.5%	12,294,904	0.25	0.27	5.5%
12/31/04	(11,168)	(42,137)		(27,389)	2,823,511	-1.0%	12,336,756	0.23	0.23	-1.0%
03/31/05	(162,849)	(151,681)		(98,593)	3,071,153	-3.2%	12,343,499	0.25	0.24	-3.2%
06/30/05	227,643	390,492		253,820	3,214,802	7.9%	12,288,856	0.26	0.28	7.9%
09/30/05	(98,431)	(326,074)		(211,948)	3,344,059	-6.3%	12,310,925	0.27	0.25	-6.3%
12/31/05	(252,539)	(154,108)		(100,170)	3,416,119	-2.9%	12,331,479	0.28	0.27	-2.9%
03/31/06	(568,817)	(316,278)		(205,581)	3,171,925	-6.5%	12,343,698	0.26	0.24	-6.5%
06/30/06	(804,527)	(235,710)		(153,212)	3,327,688	-4.6%	12,370,324	0.27	0.26	-4.6%
09/30/06	(421,491)	383,036		248,973	3,313,646	7.5%	12,366,497	0.27	0.29	7.5%
12/31/06	(151,000)	270,491		175,819	3,542,000	5.0%	12,378,770	0.29	0.30	5.0%

Quarterly Analysis; Iron Curtin Method:

Date	Mark to Market TPS Swap	After Tax Impact	QTR Net income	% Change in NI	QTR Diluted Shares	QTR EPS	ADJ QTR EPS	% Change in EPS

12/31/03	$(97,836)	$(63,593)	$2,502,411	-2.5%	10,577,293	$0.24	$0.23	-2.5%
03/31/04	(97,002)	(63,051)	2,574,074	-2.4%	10,773,991	0.24	0.23	-2.4%
06/30/04	(229,863)	(149,411)	2,283,872	-6.5%	11,144,633	0.20	0.19	-6.5%
09/30/04	30,969	20,130	3,103,184	0.6%	12,294,904	0.25	0.25	0.6%
12/31/04	(11,168)	(7,259)	2,823,511	-0.3%	12,336,756	0.23	0.23	-0.3%
03/31/05	(162,849)	(105,852)	3,071,153	-3.4%	12,343,499	0.25	0.24	-3.4%
06/30/05	227,643	147,968	3,214,802	4.6%	12,288,856	0.26	0.27	4.6%
09/30/05	(98,431)	(63,980)	3,344,059	-1.9%	12,310,925	0.27	0.27	-1.9%
12/31/05	(252,539)	(164,150)	3,416,119	-4.8%	12,331,479	0.28	0.26	-4.8%
03/31/06	(568,817)	(369,731)	3,171,925	-11.7%	12,343,698	0.26	0.23	-11.7%
06/30/06	(804,527)	(522,943)	3,327,688	-15.7%	12,370,324	0.27	0.23	-15.7%
09/30/06	(421,491)	(273,969)	3,313,646	-8.3%	12,366,497	0.27	0.25	-8.3%
12/31/06	(151,000)	(98,150)	3,542,000	-2.8%	12,378,770	0.29	0.28	-2.8%

While the changes in the estimated fair value of the interest rate swap produce more variability on the quarterly net income numbers if recognized through the income statement rather than the balance sheet, the net changes offset each other. The largest quarterly variation in EPS would have been 2 cents a share using the rollover method and 4 cents using the iron curtain method.

Annual Analysis—Balance Sheet

As can be seen from the table below, the accounting for the swap on TPS securities had no material impact on the balance sheet of the Company. The amount of the Fair Value Adjustments compared to the Company’s Total Assets and Capital is miniscule.

($ in 000’s)
	TPS--Book Value	TPS--Par Value	Total Assets	Fair Value Adj. As a % of TA	Total Capital	Fair Value Adj. As a % of Capital
12/31/03	$10,212	$10,310	$885,220	-0.01%	$63,957	0.15%
12/31/04	15,454	15,465	1,088,955	0.00%	96,250	0.01%
12/31/05	15,212	15,465	1,211,784	-0.02%	105,193	0.24%
12/31/06	25,775	25,775	1,345,254	0.00%	115,199	0.00%

The accounting treatment in question concerns the fair value of the swap, which is determined at the end of a quarter or year. Since the swap has now been terminated with the resultant loss of $151,000 recognized in the 2006 income statement, the Company has effectively used the iron curtain approach to quantify any potential misstatement arising from a misapplication of FAS 133.

If you have any further questions, please call Lars Johnson at (425)-259-8533.

Thank you.

Cascade Financial Corporation

By: /s/ Lars H. Johnson
      Lars H. Johnson
      Chief Financial Officer